FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 20, 2011, announcing that Registrant has been selected to provide Turnkey Broadband Satellite Communications for Russian Yakutia Ministry of Finance.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated July 20, 2011	By: /s/ Alon Levy
Alon Levy
Legal Counsel

Gilat Selected to Provide Turnkey Broadband Satellite Communications for
Russian Yakutia Ministry of Finance

- SkyEdge II network will enable video, internet and telephony services throughout the vast republic -

Petah Tikva, Israel, 20 July, 2011 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced that it has been selected by Russian Yakutia Ministry of Finance to provide a full turnkey SkyEdge II broadband satellite network to serve new Ministry of Finance locations across Sakha (Yakutia) Republic, one of Russia’s largest Federal Districts.

Satellite-based connectivity is essential for communications in Yakutia which has fewer than one million people spread over more than 3,100,000 square kilometers.

As part of the agreement, Gilat will provide the Ministry with a SkyEdge II platform, including hub installation, integration with previously installed Sky Edge platforms, and service support and maintenance. The Company will also oversee the installation of remote sites across Yakutia’s expansive and rugged geography. The network offers the Ministry improved utilization of space segment and maximizes bandwidth efficiency at a time when the supply of capacity in the Russian satellite market is nearly exhausted.

Gilat will implement the turn-key SkyEdge II network in cooperation with GBU "CIBP”, the local operator and service provider of the Yakutia Ministry of Finance.

The new satellite-based broadband network will provide essential telephony, internet and video-conferencing connectivity to new branches of the Ministry and is expected to be operational by August this year. The network is designed for multi-star operation and can be connected to additional service centers to enable future deployment of additional services.

“The solid performance of the current SkyEdge System and Gilat’s product leadership, service support and ability to offer a turnkey solution that meets our technical and timeline requirements were key considerations in the selection process. By upgrading the Ministry’s network to Gilat's SkyEdge II platform, we intend to deliver broadband access to a growing number of locations across Yakutia and we are excited to be able to do so with a solution that is an optimal fit to Russia’s bandwidth-constrained environment, ” said Mr. Aisen Evgenievich NIKITIN, General Manager, GBU "CIBP".

"Gilat has long been at the forefront of delivering efficient, reliable communication services internationally. Our partnership with the Yakutia Ministry of Finance and GBU is a clear vote of confidence in Gilat’s ability to execute large turnkey projects with the most challenging technical, operational and geographic parameters. We look forward to supporting the ongoing efforts to drive improved connectivity throughout Yakutia", said Arie Rozichner, Gilat's RVP Eurasia.

About GBU
GBU is the “Center for Informatization of Budget Process” at the Ministry of Finance of the Republic of Sakha (Yakutia). The State Budget Agency has been set up in order to support and develop a Single Information Distribution Telecommunication Network that is able to provide functioning and development of the distributed automation systems for the budget process at all levels of the budget system of the Republic of Sakha (Yakutia). It is also aimed at creation of the e-government modern information and telecommunication infrastructure in the Republic.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com